Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-205269 August 18, 2015

FINAL TERM SHEET

Dated August 18, 2015

THE HERSHEY COMPANY

$300,000,000 1.600% NOTES DUE AUGUST 21, 2018

$300,000,000 3.200% NOTES DUE AUGUST 21, 2025

Name of Issuer:	The Hershey Company

Title of Securities:	1.600% Notes due August 21, 2018 (the “2018 Notes”) 3.200% Notes due August 21, 2025 (the “2025 Notes”)

Aggregate Principal Amount:	2018 Notes: $300,000,000 2025 Notes: $300,000,000

Issue Price (Price to Public):	2018 Notes: 99.974% of principal amount 2025 Notes: 99.703% of principal amount

Maturity:	2018 Notes: August 21, 2018 2025 Notes: August 21, 2025

Coupon (Interest Rate):	2018 Notes: 1.600% 2025 Notes: 3.200%

Benchmark Treasury:	2018 Notes: UST 1.000% due August 15, 2018 2025 Notes: UST 2.000% due August 15, 2025

Spread to Benchmark Treasury:	2018 Notes: T+55 basis points (0.550%) 2025 Notes: T+105 basis points (1.050%)

Benchmark Treasury Price and Yield:	2018 Notes: 99-26+; 1.059% 2025 Notes: 98-11; 2.185%

Yield to Maturity:	2018 Notes: 1.609% 2025 Notes: 3.235%

Interest Payment Dates:	February 21 and August 21 of each year, commencing on February 21, 2016

Interest Payment Record Dates:	February 1 and August 1 of each year, commencing on February 1, 2016

Redemption Provisions:	Treasury plus 10 basis points prior to the scheduled maturity date of the 2018 Notes.

Treasury plus 15 basis points prior to the date that is 90 days prior to the scheduled maturity date of the 2025 Notes.

At any time on or after the date that is 90 days prior to the scheduled maturity date of the 2025 Notes, we may redeem the 2025 Notes in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, up to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control Offer:	Offer to repurchase at 101% of principal amount plus accrued interest to repurchase date upon change of control resulting in a rating below investment grade by two ratings agencies.

Denominations:	$2,000 or integral multiples of $1,000 in excess thereof

Legal Format:	Registration Statement No. 333-205269

Net Proceeds to The Hershey Company:	$596,931,000

Settlement Date:	T+3 days; August 21, 2015

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
PNC Capital Markets LLC
J.P. Morgan Securities LLC

Senior Co-Manager:	RBC Capital Markets, LLC

Co-Managers:	CIBC World Markets Corp.
Santander Investment Securities Inc.
U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.
Banco Bradesco BBI S.A.

CUSIP:	2018 Notes: 27866 AV0 2025 Notes: 427866 AU2

ISIN:	2018 Notes: US427866AV01 2025 Notes: US427866AU28

Ratings*:	A1 (Stable) / A (Stable) (Moody’s / S&P)

The offer and sale of the Securities to which this final term sheet relates have been registered by The Hershey Company by means of a registration statement on Form S-3 (SEC File No. 333-205269).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322 or PNC Capital Markets LLC toll free at (855) 881-0697.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.